Exhibit 7(w)

CHARTER COMMUNICATIONS, INC.

400 Atlantic Street

Stamford, CT 06901

February 23, 2021

Liberty Broadband Corporation

12300 Liberty Boulevard
Englewood, Colorado 80112

Attention:        Renee Wilm

Re: Liberty Participation in Charter Share Repurchases

Ladies and Gentlemen:

With reference to our recent discussions concerning certain matters, this letter (together with Annex A hereto, this “Letter”) confirms our agreement to be legally bound as follows:

1.	Capitalized terms used and not otherwise defined in this Letter shall have the respective meanings ascribed to such terms in that certain Second Amended and Restated Stockholders Agreement (as amended by that certain letter agreement, dated May 18 2016, and as it may be further amended from time to time, the “Stockholders Agreement”), dated as of May 23, 2015, between, among others, Charter Communications Inc. (“Charter”), Advance/Newhouse Partnership (“A/N”) and Liberty Broadband Corporation (“Liberty”).

2.	The parties hereto agree to complete the transactions set forth on Annex A hereto on the terms set forth therein in order to, for the convenience of both parties, implement and facilitate and satisfy Liberty’s obligation to participate in repurchase, redemption or buyback transactions as contemplated by Section 4.1(b) of the Stockholders Agreement.

3.	Other than as expressly set forth in this Letter, all of the provisions of the Stockholders Agreement are and will remain in full force and effect. Without limiting the generality of foregoing, the Voting Cap applicable to Liberty under the Stockholders Agreement shall not be modified by the parties’ agreements with respect to repurchases set forth on Annex A.

4.	Liberty acknowledges that it shall not exercise any Capital Raising Preemptive Rights or Liberty Future Preemptive Rights under the Stockholders Agreement to the extent that, immediately following the issuance of shares in connection with such exercise, Liberty’s Equity Interest would be in excess of the Cap. For the avoidance of doubt, this Section 4 is intended to reflect, and not intended to expand or amend, Liberty’s obligations under the Stockholders Agreement.

5.	Prior to the date of this Letter, Charter has provided Liberty with the certification required by Section 8.2 of the Stockholders Agreement.

6.	Sections 8.7 (Governing Law) and 8.12 (Jurisdiction and Venue) of the Stockholders Agreement are incorporated herein by reference, mutatis mutandis.

7.	This Letter shall terminate and be of no further force or effect upon the earliest of (a) mutual written agreement, (b) the termination of the Stockholders Agreement as to (x) Charter or (y) Liberty in accordance with its terms, or (c) 12:01a.m. following the first end date of any Repurchase Period (as defined in Annex A) occurring at least 10 days after either Charter or Liberty, in its sole discretion, gives written notice of termination to the other party; provided that in the case of this clause (c), the terms of, and each party’s rights and obligations under, this Letter, including, without limitation, the purchase and sale obligations hereunder, in respect of any Repurchase Period ending prior to the effectiveness of such termination shall survive in accordance with its terms. Upon the effectiveness of any termination of this Letter pursuant to clause (c) above, the Stockholders Agreement, including, without limitation, Section 4.1(b) thereof, shall continue in effect in accordance with its terms, without any modification hereby, except in respect of any Repurchase Period ending prior to the effectiveness of such termination as described in the previous sentence. No termination of this Letter shall relieve any party from liability for any breach of this Letter occurring prior to termination.

8.	Any notice hereunder shall be made in writing by overnight courier, personal delivery, email or facsimile (but only if a printed confirmation of such facsimile transmission is promptly received by the sender), shall be deemed to have been duly given on the date such notice is received (as evidenced by confirmation of delivery or receipt), and, in each case, shall be sent as follows:

If to Charter Communications, Inc.:

Charter Communications, Inc.

400 Atlantic Street

Stamford, CT 06901

Attention:	Richard R. Dykhouse
Telephone:	(203) 905-7908
Facsimile:	(203) 564-1377
Email:	Rick.Dykhouse@charter.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Steven A. Cohen
DongJu Song
Telephone:	(212) 403-1000
Facsimile:	(212) 403-2000
Email:	sacohen@wlrk.com
dsong@wlrk.com

If to Liberty Broadband Corporation:

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

Telephone:	(720) 875-5700
Facsimile:	(720) 875-5401
Attention:	Chief Legal Officer
E-Mail:	legalnotices@libertymedia.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza

44th Floor

New York, NY 10112

Attention:	Samantha Crispin, Esq.
Telephone:	(212) 408-2503
Facsimile:	(214) 661-4497
Email:	Samantha.Crispin@BakerBotts.com

9.	This Letter, together with the documents referenced herein, constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and verbal, between the parties with respect to the subject matter hereof.

10.	This Letter may be executed in any number of counterparts and by different parties on separate counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same Letter) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties (such date, the “Effective Date”). Delivery of an executed counterpart of a signature page of this Letter via e-mail shall be effective as delivery of a manually executed counterpart of this Letter.

[Signature Page Follows]

Sincerely,

CHARTER COMMUNICATIONS, INC.

By:	/s/ Richard R. Dykhouse
	Name:	Richard R. Dykhouse
	Title:	Executive Vice President,
General Counsel & Corporate Secretary

Received and Acknowledged

as of February 23, 2021:

LIBERTY BROADBAND CORPORATION

By:	/s/ Renee L. Wilm
	Name:	Renee L. Wilm
	Title:	Chief Legal Officer and Chief Administrative Officer

[Letter Agreement re: Liberty Buybacks]

Received and Acknowledged

as of February 23, 2021:

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Michael D. Fricklas
	Name:	Michael D. Fricklas
	Title:	Chief Legal Officer

[Letter Agreement re: Liberty Buybacks]

Annex A

Liberty Participation in Charter Share Repurchases

1.	Charter and Liberty (on behalf of itself and each other Liberty Party) hereby agree on the terms set forth in this Annex A in connection with the purchase, redemption or buy back by Charter of Company Common Stock from and after the Effective Date.

2.	On the sixth Business Day following the last Business Day of each calendar month after the Effective Date (each such last Business Day, a “Monthly Determination Date”) on which a Repurchase Period (defined below) ends, Charter will provide written notice (each, a “Repurchase Notice”) to Liberty, in respect of such Repurchase Period containing:

(a)	the number of shares of Company Common Stock repurchased by Charter during the Repurchase Period (other than from Liberty or any other Liberty Party) (the “Repurchased Shares”), together with reasonable supporting documentation thereof;

(b)	the number of shares of Company Common Stock that would be outstanding on a Fully Exchanged Basis and fully diluted basis as of such Monthly Determination Date (the “Ending Shares”), together with reasonable supporting documentation for the calculation of the fully diluted number, including (without limitation) the number of outstanding options, RSUs, restricted stock and similar incentive equity awards and the number of Cheetah Holdco Units, the number and type of new issuances and awards during the Repurchase Period, a certification by the Treasurer or the Chief Financial Officer of Charter, or an
Executive Vice President of Charter reporting to the Treasurer or Chief Financial Officer, that the number of Ending Shares and such supporting information is true and correct (other than de minimis errors) as of the Monthly Determination Date and the outstanding share count as of the Monthly Determination Date;

(c)	the number of shares of Company Common Stock (including without limitation any Cheetah Holdco Units on a Fully Exchanged Basis) held by the Liberty Parties (the “Liberty Total Shares”) based on Liberty’s most recently filed Schedule 13D (or amendments thereto) or Form 4 (the “Liberty Reported Total Shares”) as of such Monthly Determination Date;

(d)	a calculation of the per share price to be paid by Charter pursuant to Section 3 of this Annex A to purchase from Liberty or the applicable Liberty Party shares of Company Common Stock (the “Repurchase Price”), which price shall be the average price at which the Repurchased Shares (other than Repurchased Shares that (i) were purchased in transactions that were negotiated with the seller, or otherwise consummated, in connection with or substantially contemporaneous with any other transaction, agreement or arrangement between the Charter and such seller (or its affiliates); (ii) were deemed repurchased due to cashless exercise of or payment of withholding taxes with respect to director, officer or employee equity awards of Charter; or (iii) were repurchased by Charter from A/N pursuant to the letter agreement, dated December 23, 2016, by and between Charter and A/N, as it may be amended in accordance with the Stockholders Agreement and that certain letter agreement, dated December 23, 2016, among Liberty Charter and A/N ((i), (ii) and (iii) collectively, the “Excluded Repurchased Shares”)) were repurchased by Charter, calculated as the quotient of (i) the aggregate purchase price paid for the Repurchased Shares (other than Excluded Repurchased Shares) divided by (ii) the number of Repurchased Shares (other than Excluded Repurchased Shares), together with reasonable supporting documentation of the calculation of the Repurchase Price, including (without limitation) the per share prices paid for such Repurchased Shares, the date and type of transaction and number of Repurchased Shares purchased at each such price, the number of Excluded Repurchased Shares and a certification from the Treasurer or the Chief Financial Officer of Charter, or an
Executive Vice President of Charter reporting to the Treasurer or Chief Financial Officer, that the Repurchase Price has been calculated in accordance with Section 3 of this Annex A and that the Repurchase Price and such supporting information is true and correct;

(e)	the number of shares of Company Common Stock the Liberty Parties would be obliged to sell back to Charter pursuant to Section 3 of this Annex A, based on the Liberty Reported Total Shares, which number (the “Liberty Repurchased Share Amount”) shall be equal to:

(i)	the Liberty Reported Total Shares as of such Monthly Determination Date minus the product of (a) the Cap applicable to Liberty as of such Monthly Determination Date multiplied by (b) the Ending Shares (the “Share Difference”); multiplied by

(ii)	(a) if the Share Difference is positive, the quotient of (x) 1 divided by (y) 100% minus the Cap applicable to Liberty as of such Monthly Determination Date or (b) if the Share Difference is either zero or negative, zero; and, if positive, rounded up to the nearest whole number of shares of Company Common Stock; provided, that if the Liberty Reported Total Shares differ from the actual Liberty Total Shares as of such Monthly Determination Date, then the Liberty Parties shall notify the Company in writing of the correct number of Liberty Total Shares within three Business Days following receipt of the applicable Repurchase Notice and the Liberty Repurchased Share Amount shall instead be determined on the basis of the actual Liberty Total Shares as of the Monthly Determination Date; and

(f)	evidence reasonably satisfactory to Liberty that the Board has adopted resolutions exempting under Rule 16b-3 any sale by Liberty to the Company required by Section 3 of this Annex A;

(g)	The “Repurchase Period” shall mean the period ending on (and including) the applicable Monthly Determination Date and beginning on the first day following the prior Monthly Determination Date during which Charter repurchases, redeems or buys back any shares of Company Common Stock; provided that the Repurchase Period may be modified pursuant to the following paragraph.

Notwithstanding the foregoing, the information to be contained in the first Repurchase Notice delivered after the Effective Date shall be modified to apply to a Repurchase Period starting on and including January 19, 2021 and ending on the first Monthly Determination Date after the Effective Date occurs.

3.	No later than the fifth Business Day following Liberty’s receipt of a Repurchase Notice, if the Liberty Repurchased Share Amount is positive, Liberty or the applicable Liberty Party shall sell and transfer to Charter, and Charter shall purchase from Liberty or the applicable Liberty Party, a number of shares of Company Common Stock equal to the Liberty Repurchased Share Amount in exchange for an amount of cash equal to the product of the Liberty Repurchased Share Amount multiplied by the Repurchase Price, such cash amount to be delivered on such date by wire transfer of immediately available funds to an account designated by Liberty for such purpose (the date of such repurchase, a “Repurchase Date”).

4.	If, at any time, the Board of Directors sets a record date with respect to Charter shareholders for any purpose other than an annual meeting of Charter’s stockholders at which only the election of directors and other customary annual business will be considered, Charter may provide notice (each, a “Special Repurchase Notice”) within the five Business Days prior to such record date to Liberty containing the same information as a Repurchase Notice but for a Repurchase Period beginning on the day after and not including the prior Monthly Determination Date and ending on a day no more than six Business Days preceding (and not including) the date of the Special Repurchase Notice (the “Special Repurchase Period”). If Liberty receives such a Special Repurchase Notice from Charter, Liberty shall be obligated to sell and transfer to Charter, and Charter shall be obligated to purchase from Liberty or the applicable Liberty Party, shares of Company Common Stock in the same manner and in the same amounts and with the same certifications (calculated in respect of the Special Repurchase Period instead of the Repurchase Period) as required by Section 3. Following a Special Repurchase Notice, the next Repurchase Notice shall be for a Repurchase Period beginning on the first day following the Special Repurchase Period and ending on and including the Monthly Determination Date occurring in the next month beginning after the date of the Special Repurchase Notice.